

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

<u>Via E-mail</u>
Paul Falco
Chief Executive Officer
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

> **Re: Cellular Concrete Technologies, Inc.**
> **Form 8-K**
> **Filed July 15, 2013**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed July 3, 2013**
> **File No. 000-54612**

Dear Mr. Falco:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

<u>Form 8-K</u>

<u>Entry into a Material Definitive Agreement, page 3</u>

1.   Please disclose any material difference between the prior operations of Concrete Cellular Technologies, LLC and your planned operations following the acquisition of the license. If there will be a difference, explain why Cellular Concrete Technologies, LLC decided to separate its business this way; describe Cellular Concrete Technologies, LLC's conflicts in controlling both businesses. If there is no difference, explain why Cellular Concrete Technologies, LLC decided to transfer its business to Cellular Concrete Technologies, Inc.

2.   Please clarify whether the employees, equipment and facilities that Cellular Concrete Technologies, LLC used for the activities related to the intellectual property that you will now conduct under the license agreement were or will be acquired by you. Will you need to duplicate the Cellular Concrete Technologies, LLC facilities in order to conduct your business?

3.   Please tell us, with a view to disclosure, the business activities of Cellular Concrete Technologies, LLC since it entered into the license agreement with you.

Completion of Acquisition or Disposition of Assets, page 3

4.   You indicate in the first paragraph on page 3 that you entered into the licensing agreement on July 11, 2013; however, you refer to a March 8, 2011 licensing agreement in the fourth paragraph on page 3. Please clarify.

5.   Please clarify your statement regarding the agreement to pay "three percent (2%)" of royalties to the licensor. The number in parentheses does not match the text. Also, reconcile your reference to the "one quarter of three percent (3%)" royalty with section 2.1(f) of exhibit 10.1 which refers to a royalty of one quarter of one percent.

6.   Please disclose the amount that you paid for the license.

7.   Please ensure that you have consistently disclosed throughout your document the business that you plan to pursue. For example, we note the disclosure on page 3 about licensing the technology "to provide a variety of customized lightweight concrete products" for various industries. However, you also refer in the second paragraph on page 6 to "light concrete aggregate panels and a kit system of pre-fabricated houses or structures." Likewise, your description of products on page 8 and markets at the bottom of page 11 appears to differ from the information in the first two paragraphs regarding your plan of operations on page 23, and your disclosure on page 24 says that it is unlikely that you will have revenues until you complete an acquisition or merger.

8.   Please provide us support for your statement in the last sentence of this section that the additional commercialization requirements are "customary."

Cautionary Statement Regarding Forward-Looking Information, page 4

9.   We note your reference to risk factors described in other filings. Please tell us the authority on which you rely to refer readers to another filing given that this Form 8-K must include all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

Our Business, page 5

10.   We note that you purchased 3,500,000 shares of your common stock from Accelerated
        Venture Partners and then you granted Accelerated Venture Partners an option to
        purchase 1,500,000 shares which it immediately exercised. With a view toward
        clarification of these transactions, tell us the business purpose for the repurchase and
        nearly immediate sale of securities and how you determined the number of shares to
        repurchase and sell. Also, tell us why you did not disclose in your Form 10-K filed on
        July 3, 2013 the failure to file the forms required by Section 16 of the Exchange Act
        related to these transactions and the transaction in which you issued 22,350,000 shares;
        see Regulation S-K Item 405 and Form 10-K Item 10.

11.   With a view toward balanced disclosure, please tell us the number of other consulting
        arrangements that Accelerated Venture Partners executed with shell companies it
        formerly controlled and the extent to which the milestones under those agreements were
        timely achieved.

12.   We see that you entered into a license agreement with Cellular Concrete Technologies,
        LLC, a related party, on July 11, 2013. Please revise your filing to disclose the significant
        terms of the license agreement. Please also disclose how you accounted for this
        transaction and the acquisition of the technology.

Overview, page 6

13.   Please provide us with copies of the research supporting the data mentioned on pages 6,
        7, 11, 12 and 13 in your filing. Clearly mark the material you provide to identify the data
        you cite in your document.

14.   Please ensure that the information in your graph on page 7 and in your chart on page 11 is
        legible.

15.   With regard to the studies that you cite:
        •   Please clarify when the studies occurred.
        •   If you provided any consideration for the studies, please disclose the nature and
            amount of the consideration.
        •   If the first chart on page 7 and 11 present the data from the studies you cite, please
            clarify.
        Also, if you are aware of any studies or empirical data regarding the performance of your
        products that differ from the data that you include in the Form 8-K or that identify any
        significant disadvantages of your products, please revise your disclosure so that the
        information you present is balanced.

16.   Please explain the information presented in the second table on page 7 so that it is
        understandable to investors; include clarification of the significance of the categories in

the first column, the codes in the last column, and disclosure regarding what test result is required for a category to be labeled "superior." Your disclosure should clarify how the information supports your statements that your proposed product is "reliable, dependable, [and] consistent," that your product is "unparalleled" and maximizes water/cement ratios, and that your product greatly improves fire resistance. Your disclosure also should clarify when the testing in the last two categories in the table began.

17.   Please tell us why you believe you have a reasonable basis to make claims regarding cost-efficiency if you have not yet manufactured and sold your product.

18.   Refer to the last paragraph on page 7 where you refer to testing organized by "Stable Air." Please revise your disclosure to clarify who Stable Air is. Also, tell us how Stable Air was able to cause the industry to fund testing of the product.

19.   Refer to the last sentence on page 7 regarding the "final stages of preparation and organization prior to commercializing" the technology. Please disclose when product development began and clarify the material hurdles that remain until you can sell the product commercially. Also, with a view toward clarification of your disclosure, please tell us whether concrete using the technology you licensed has ever been sold; if so, please tell us when the sales occurred, the amount of the sales, whether sales have been consistent since sales began, and whether sales have ever been profitable.

Products, page 8

20.   Please disclose the significance of meeting the requirements of "Chapter 7 of the Uniform Building Code." Are other chapters relevant to your product?

21.   Please disclose the source and availability of raw materials and the names of your principal suppliers. For example, do you produce or purchase the surfactant? In this regard, please reconcile your statement regarding use of a surfactant in the first paragraph on page 9 with your statement in the next paragraph on page 9 about not adding chemicals.

Comparative Strength Analysis, page 10

22.   Please provide us support for your claims in this section. Ensure that the support clarifies whether you have tested all other cellular products. Also tell us whether the chart on page 11 reflects testing of all other air entrainment products, all lightweight concrete products, and the "precast/pre-stressed" products that you mention on page 13.

Business Model, page 11

23.   You state in the third paragraph of this section that "The table below outlines general terms and preliminary policies;" however, the table is missing. Please revise.

24.   Please disclose the length of the "warranty period" that you provide.

Product Markets, page 11

25.   Please tell us why you have provided disclosure on page 12 about Tanzania, Iraq, the estimated annual global new housing starts and the "Global Flowable Fill market" in view of your disclosure in the penultimate paragraph on page 6 that you intend to "focus first in Central and South America." In addition, please add a risk factor to highlight the risks related to these international sales.

Global Housing, page 12

26.   Please clarify the criteria used to determine the winner of the prizes that you mention in the second paragraph, and clarify who determined the winners and any affiliation you have with that person. Also if there were other winners of the prize or you provided consideration to enter the contest or receive the prize, please disclose this information.

27.   Please clarify the significance of a request for new housing tracts. Does such a request represent a binding agreement? Did the agreements transfer to you as part of your license?

The Ready Mix Concrete Industry, page 13

28.   Please update the disclosure in this section regarding industry data. We note that you have included in this section industry data from 1997 and 2007.

29.   With a view toward clarified disclosure, please tell us who determined that "early results" indicate that the technology could yield "significant cost savings" and when the party made the determination.

The Proprietary Technology, page 14

30.   Please disclose the duration of the patents.

Competition, page 14

31.   With a view toward balancing your disclosure in this document and clarifying your competitive position, please tell us whether there are other lightweight structural concrete

products that can provide some or all of the advantages relative to normal weight concrete that you say your product can provide.

Risk Factors, page 14

32.   Please disclose the risks of liability if your product does not achieve the performance criteria that you advertise.

Implications of being an Emerging Growth Company, page 15

33.   Please clarify the last sentence of the penultimate paragraph of this risk factor. You say that you have "not taken advantage of these reduced reporting burdens" yet this filing appears to contain several of the elements of reduced disclosure that you mention in the bullet points of this section.

Our officers and directors devote limited time to the company's business, page 17

34.   Please expand the disclosure in this risk factor to identify the officer and director that devotes full -time attention given the disclosure on page 26 that Messrs. Falco and Davis work for you and Cellular Concrete Technologies, LLC. Also reconcile the reference to two individuals on page 26 with your disclosure of a sole officer and director on page 27.

Conflicts of interest between the company and its officer and directors, page 18

35.   Please reconcile the disclosure in this risk factor that Mr. Neher is a director of the company with your disclosure in the second paragraph on page 27 that Mr. Neher resigned from your board of directors.

Going Concern, page 24

36.   Please reconcile your disclosure here of total liabilities of "approximately $0"with liabilities of over $6,400 on page F-2.

Liquidity and Capital Resources, page 24

37.   Please reconcile the "accrued expenses due to founder" reflected in your balance sheet with your disclosure in your Form 10 that Accelerated Venture Partners will pay all of your expenses without repayment until you complete a business combination.

Seasonality, page 24

38.   Please tell us how you have ensured the accuracy of the statement you made in this section.

Properties, page 25

39.   Please disclose the size of your factory. Also clarify whether you own or lease the
        property that you describe, and when any material leases expire.

Security Ownership of Certain Beneficial Owners and Management, page 25

40.   Please include rows in the table for the individuals and group mentioned in clauses (i)
        and (ii) of the first paragraph of this section.

Directors and Executive Officers, page 25

41.   Please identify who is performing the functions of principal financial officer.

42.   Please revise to clarify that you have provided all information required by Regulation
        S-K Item 401(e)(1) for the full five-year period mentioned in that Item for each of your
        directors and executive officers. For each entity named, please identify the nature of its
        principal business and clarify the executive's title; also note the last sentence of
        Regulation S-K Item 401(e)(1). Include clarification of Mr. Falco's role at Cellular
        Concrete Technologies, LLC, and disclose here when each executive began in his current
        roles with the registrant.

43.   Please revise to disclose briefly the specific experience, qualifications, attributes or skills
        that led to your conclusion that each of your directors should serve as director in light of
        your business and structure. See Regulation S-K Item 401(e).

Executive Compensation, page 26

44.   With a view toward disclosure in an appropriate section of your document, please tell us
        the amounts that your executive officers were paid by Cellular Concrete Technologies,
        LLC and whether they will continue to receive payments from that entity.

Certain Relationships and Related Party Transactions, page 27

45.   With regard to the license agreement, please provide all disclosure required by
        Regulation S-K Item 404(c)(1)(ii).

46.   Please ensure that you have described the material terms of your consulting agreement
        filed as exhibit 10.4 on September 28, 2012. We note for example the participation
        rights.

Market Price of and Dividends on the Registrant's Common Equity, page 28

47.   Please provide the disclosure required by Regulation S-K Item 201(a)(2)(ii).

Recent Sales of Unregistered Securities, page 28

48.   Please provide the disclosure required by Regulation S-K Item 701(d) for each transaction.

49.   Please ensure that your information here and throughout your document provides appropriately current information. For example, we note that your disclosure here apparently omits sales given the 26,500,000 outstanding shares mentioned on the facing page of your most recent Form 10-K.

Exhibits, page 32

50.   Please include a complete exhibit index addressing all exhibits required to be filed by Form 10. Include your complete articles of incorporation reflecting your current name, the agreement reflecting your sale of stock to Cellular Concrete Technologies LLC, your consulting services agreement with Accelerated Venture Partners, the agreement that permits you to repurchase shares from Accelerated Venture Partners, and material leases.

51.   Note that, except for documents that you file in compliance with Regulation S-K Item 601(b)(2), the exhibits to your registration statement should include all schedules and attachments. Please file the schedules missing from exhibit 10.1.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page F-1

52.   We note that the audit report of your independent registered accounting firm references other auditors for the year ended March 31, 2012. Please revise your filing to provide the report of the other auditors.   This comment also relates to your Form 10-K for the fiscal year ended March 31, 2013.

Financial Statements, page F-2

53.   We see that you indicate that the company is in the development stage. Please revise your filing to provide all of the disclosures required by FASB ASC 915-205-45. This comment also relates to your Form 10-K for the fiscal year ended March 31, 2013.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

54.   Please revise to disclose how you accounted for the change in control that occurred on September 21, 2012 when Cellular Concrete Technologies, LLC acquired 94% of the company. This comment also relates to your Form 10-K for the fiscal year ended March 31, 2013.

Form 10-K for Fiscal Year Ended March 31, 2013

Forward-Looking Statements, page 2

55.   Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page F-10

56.   We note your disclosure herein that on December 17, 2012 the Board of Directors dismissed Peter Messineo, CPA, as the company's registered public accountants and the Board elected Anton & Chia, LLP, as its auditor. Please file the Item 4.01 Form 8-K required by Item 304(a)(1) of Regulation S-K for the change in accountants.

Item 9A(T). Controls and Procedures, page 11

Evaluation of Internal Controls and Procedures, page 11

57.   We note your disclosure that management's assessment of internal control over financial reporting is not included due to the transition period established by the SEC for newly public companies. We also note that you included this same disclosure in the Form 10-K for the year ended March 31, 2012. Please explain to us how this complies with the requirements of Item 308 of Regulation S-K.

Signatures

58.   Please indicate below the second paragraph of text required on the Signatures page who signed your Form 10-K in the capacities of principal financial officer, and controller or principal accounting officer. See General Instruction D(2) to Form 10-K. Include the complete text of your Form 10-K in the amendment with revised signatures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy Orr, Esq.